Exhibit 2

PROXY STATEMENT
________________

SILICOM LTD.
14 Atir Yeda St.
Kfar Sava
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS
June 18, 2024

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Silicom Ltd. (the “Company”) for use at the Company's Annual General Meeting of Shareholders (the “Meeting”) to be held on June 18, 2024, at 14:00 Israel time, or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.01 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as mentioned otherwise in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about May 13, 2024. Directors, officers, and employees of the Company may also solicit proxies by telephone, facsimile and personal interview.

The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company. Only holders of record of Ordinary Shares at the close of business in New York, NY, USA on May 10, 2024, are entitled to vote at the Meeting. On April 30, 2024, 6,098,926 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting.

Two or more shareholders present, personally or by proxy, holding not less than thirty three and a third percent (33 1/3%) of the Company's outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until June 25, 2024 at 14:00 Israel time. If a quorum is not present at the adjourned Meeting within half an hour from the time appointed for such meeting, two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 1999-5759 (the “Companies Law”), each of Proposals 1, 2, 3, 5, 6 and 7 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (hereinafter an “Ordinary Majority”).

Pursuant to the Companies Law, Proposal 4 requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as either:

•
the majority of shares that voted for the approval of the proposal includes at least majority of the shares held by non-controlling and non-interested shareholders voted at the Meeting, (excluding abstaining votes); or

•
the total number of shares of non-controlling and non-interested shareholders that voted against the approval of the proposal does not exceed two percent of the aggregate voting rights in the Company, (the “Disinterested Majority Vote”).

Shareholders are requested to notify us whether or not they have a "Personal Interest" in connection with Proposal 4 (please see the definition of the term "Personal Interest" with respect to such proposal, and the procedure for ensuring that your vote is counted, under the description of Proposal 4 below).

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of April 30, 2024, the number of Ordinary Shares, including options and warrants to purchase Ordinary Shares exercisable within 60 days, owned by (i) all shareholders known to the Company to own more than five percent (5%) of the Company's Ordinary Shares and (ii) all directors and officers as a group (based on 6,098,926 Ordinary Shares outstanding on that date). Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the Ordinary Shares is given to the best of our knowledge. Except where otherwise indicated, and subject to applicable community property laws, we believe, based on information furnished to us by such owners or otherwise disclosed in any public filings, that the beneficial owners of the Ordinary Shares listed below have sole dispositive and voting power with respect to such Ordinary Shares.

Name of Shareholder	Number of Shares and Options Owned(1)	Percentage of Outstanding Shares
Systematic Financial Management, LP(3)	619,912	10.16%
Wellington Management Group LLP(2)	507,178	8.32%
First Wilshire Securities Management, Inc.(4)	499,563	8.19%

(1)
The table above includes the number of shares and options that are exercisable within 60 days of April 30, 2024. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. Except where otherwise indicated, and subject to applicable community property laws, based on information furnished to us by such owners or otherwise disclosed in any public filings, to our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them. All the information detailed in this table is as set forth in major shareholders' public filings, unless stated otherwise.

(2)
As reported on Schedule 13G/A filed by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP with the SEC on February 8, 2024. The securities as to which the Schedule was filed are owned of record by clients of one or more investment advisers, which are directly or indirectly owned by Wellington Management Group LLP, the identities of which are set forth in Exhibit A of such Schedule 13G/A.

Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than 5% of this class of securities, except for: Wellington Trust Company, NA (“Wellington”).

As reported on Schedule 13G/A filed by Wellington with the SEC on February 8, 2024, those securities as to which the Schedule was filed by Wellington, in its capacity as investment adviser, are owned of record by its clients. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities.

(3)	As reported on Schedule 13G filed by Systematic Financial Management, LP with the SEC on February 13, 2024.

(4)	As reported on Schedules 13G/A filed by First Wilshire Securities Management, Inc. with the SEC on February 12, 2024.

COMPENSATION OF OFFICERS

For details concerning the compensation granted to the Company's five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2023, see the Company's annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2024.

BOARD DIVERSITY MATRIX (AS OF MAY 2, 2024)

Country of Principal Executive Office - Israel

Foreign Private Issuer - Yes

Disclosure Prohibited under Home Country Law - No

Total Number of Directors – 5

Part I: Gender Identity
	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	4	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

*          *          *          *          *

PROPOSAL 1

TO RE-ELECT MR. AVI EIZENMAN TO HOLD OFFICE AS DIRECTOR FOR A THREE-
YEAR TERM COMMENCING ON THE DATE OF THE MEETING

The management of the Company has selected Mr. Avi Eizenman, the Active Chairman of the Board for re-election as director to serve for an additional three-year term commencing on the date of the Meeting until the end of his term and until his successor is duly elected. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby "FOR" the election of Mr. Avi Eizenman. If Mr. Avi Eizenman is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominee as management may propose. Mr. Avi Eizenman, who is currently serving as a director of the Company, has advised the Company that he will continue to serve as director if re-elected.

Mr. Avi Eizenman has attested to the Board of Directors and the Company that he meets all the requirements in connection with the election of directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder.

The following table provides certain relevant information concerning Mr. Avi Eizenman, including his principal occupation during the past five years.

Nominee	Age	Principal Occupation

Avi Eizenman	66
Mr. Eizenman co-founded the Company in 1987 and has served as a Director since its inception. Mr. Eizenman also served as our President and Chief Executive Officer from the Company's inception until April 1, 2001, and on such date, he resigned from his positions as President and Chief Executive Officer and was appointed Active Chairman of the Board of Directors. Before the incorporation of Silicom, Mr. Eizenman held various engineering and management positions at Scitex Ltd. and at the Electronic Research & Development Department of the Israeli Ministry of Defense. Mr. Eizenman holds a B.Sc. degree, with honors, in Electrical Engineering from the Technion, and an M.B.A. from Tel Aviv University.

In accordance with our Compensation Policy which was re-approved by the Company’s Compensation Committee and Board of Directors on June 12, 2022 (the "Compensation Policy"), Mr. Avi Eizenman will continue to be a party to an indemnification agreement with the Company in the form of the indemnification letter previously approved by the shareholders on April 11, 2012 to be entered into by the Company with directors serving from time to time in such capacity (the “Indemnification Agreement”), and shall continue to be insured under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company. Under our Compensation Policy, any change to the indemnification agreement or the insurance policy, including the cost and/or any changes which materially depart from the key terms of the current agreement and/or insurance policy (provided that such changes apply equally to all executives of the Company, including directors) will be submitted to the Company's Compensation Committee and the Board of Directors for their approval but shall not, unless required by law or the Company's Articles of Association, be presented at a General Meeting of the shareholders.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to re-elect Mr. Avi Eizenman as a director of the Company for a three-year term commencing on the date of the Meeting and until his successor has been duly elected.”

The re-election of Mr. Avi Eizenman as director requires the affirmative vote of an Ordinary Majority.

The Board of Directors, with the exception of Mr. Avi Eizenman who expresses no recommendation as to the vote on the above proposal, recommends a vote FOR approval of the re-election of Mr. Avi Eizenman as a director of the Company as set forth above.

PROPOSAL 2

TO RE-ELECT MR. ELI DORON TO HOLD OFFICE AS DIRECTOR FOR A THREE-
YEAR TERM COMMENCING ON THE DATE OF THE MEETING

The management of the Company has selected Mr. Eli Doron for re-election as director to serve for an additional three-year term commencing on the date of the Meeting until the end of his term and until his successor is duly elected. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby "FOR" the election of Mr. Doron. If Mr. Doron is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominee as management may propose. Mr. Doron, who is currently serving as a director of the Company, has advised the Company that he will continue to serve as director if re-elected.

Mr. Eli Doron has attested to the Board of Directors and the Company that he meets all the requirements in connection with the election of directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder.

The following table provides certain relevant information concerning Mr. Doron, including his principal occupation during the past five years.

Nominee	Age	Principal Occupation

Eli Doron	66
Mr. Doron is the co-founder and CTO of Carteav, that develops and manufactures an autonomous low speed vehicle. Eli Doron is also the founder of Connesta Ltd. ("Connesta"), an Israeli high-tech company engaged in developing and providing SaaS virtual control room solutions, founded in 2011. From inception, Mr. Doron serves as the Chief Executive Officer of Connesta. Prior thereto and during 2010, Mr. Doron was the Chief Executive Officer of Computerized Electricity Systems ("CES"). Prior to joining CES, Mr. Doron was the co-founder of Radvision Ltd. (formerly NASDAQ: RVSN. Acquired by Avaya Ltd. in 2011; "Radvision"). From 1992 and until 2009 Mr. Doron served as the Chief Technology Officer of Radvision, and from 2006 and until 2009 he served as President of Radvision. Prior to founding Radvision and from 1983, Mr. Doron served at SIMTECH Advanced Training and Simulation Systems Ltd., initially as hardware manager and from 1988 as Chief Technology Officer. Prior thereto and from 1977, Mr. Doron served as an electronic engineer at MBT Israel Aircraft Industries Ltd. Mr. Doron holds a B.Sc degree in electronics and computer science from Ben-Gurion University and an M.B.A. degree from the University of Bradford in the United Kingdom.

In accordance with our Compensation Policy, Mr. Doron will continue to be a party to an Indemnification Agreement, and shall continue to be insured under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to re-elect Mr. Eli Doron as a director of the Company for a three-year term commencing on the date of the Meeting and until his successor has been duly elected.”

The re-election of Mr. Doron as director requires the affirmative vote of an Ordinary Majority.

The Board of Directors, with the exception of Mr. Doron who expresses no recommendation as to the vote on the above proposal, recommends a vote FOR approval of the re-election of Mr. Doron as a director of the Company as set forth above.

PROPOSAL 3

TO APPROVE A FRAMEWORK FOR THE GRANTING OF RESTRICTED STOCK UNITS
TO MR. YESHAYAHU ('SHAIKE') ORBACH

Since July 1, 2022 Mr. Orbach has served as the Executive Vice Chairman of the Board following his stepping down as our President and CEO and head of sales and marketing. On November 1, 2023 the Company has requested, and Mr. Orbach agreed to spend 25% of his time assisting the Company with its sales activities (the “Services”), until such time as either the Company or Mr. Orbach decide to terminate the Services. In light of these increased efforts and time spent, our Compensation Committee and Board of Directors recommended and approved, subject to shareholder approval, a framework for granting Restricted Stock Units (“RSUs”) to Mr. Orbach under the Company's Global Share Incentive Plan (2013) (the “Plan”), pursuant to which  in which Mr. Orbach may be granted from time to time (i) an aggregate of up to 5,000 RSUs under the Plan, upon terms to be determined by the Compensation Committee and Board of Directors, in consideration for his providing the Services during the period commencing November 1, 2023 and ending October 31, 2024, and (ii) an aggregate of up to a further 5,000 RSUs under the Plan, upon terms to be determined by the Compensation Committee and Board of Directors, in consideration for his providing the Services during the period commencing November 1, 2024 and ending October 31, 2025 (the framework described in (i) and (ii) above, the “RSU Framework”). All grants will be made in compliance with the Company's Compensation Policy and the limitations applicable to employee directors of the Company which the Compensation Committee and Board of directors concluded are applicable to the provision of the Services by Mr. Orbach.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

 “RESOLVED to authorize the Compensation Committee and Board of Directors to grant Mr. Yeshayahu (‘Shaike’) Orbach from time to time, (i) an aggregate of up to 5,000 RSUs, under the Plan, in consideration for his providing the Services during the period commencing November 1, 2023 and ending October 31, 2024, and (ii) an aggregate of up to a further 5,000 RSUs under the Plan, in consideration for his providing the Services during the period commencing November 1, 2024 and ending October 31, 2025, in each case upon terms to be determined by the Compensation Committee and Board of Directors; and provided that any grant shall be in compliance with the Compensation Policy and the and the limitations applicable to employee directors of the Company.”

The approval of the RSU Framework requires the affirmative vote of an Ordinary Majority.

The Board of Directors, with the exception of Mr. Orbach who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 4

TO APPROVE THE GRANT OF 100,000 OPTIONS TO PURCHASE ORDINARY SHARES
OF THE COMPANY TO MR. LIRON EIZENMAN, PRESIDENT AND CHIEF EXECUTIVE
OFFICER OF THE COMPANY

Our Compensation Committee and Board of Directors have each recommended and approved, a grant of 100,000 options to purchase Ordinary Shares (“Options”) pursuant to the Plan to Mr. Liron Eizenman, President and Chief Executive Officer of the Company.

The Compensation Committee and Board of Directors have each also determined that the proposed grant of Options to Mr. Liron Eizenman is in compliance with the Compensation Policy and the Cap. The proposed grant has an exercise price equal to the average closing price of the Company's Ordinary Shares on the 30 trading days preceding the date of this Meeting, which shall be considered the “Grant Date”, where 50% will vest on the second anniversary of the Grant Date and 50% will vest on the third anniversary of the Grant Date, and which options (vested and unvested) shall expire, by their terms, upon the eighth anniversary of the Grant Date.

The Compensation Committee and Board of Directors have each concluded that the terms of the proposed grant of options are pursuant to the Plan and are in compliance with the Compensation Policy and the Cap.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve granting 100,000 Options to Mr. Liron Eizenman, President and Chief Executive Officer of the Company, pursuant to the Plan, with the effective grant date and vesting terms as set forth above.”

Pursuant to the Companies Law, approval of Proposal 4 requires the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•
the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders, and voted at the meeting (excluding abstaining votes); or

•	the total number of shares of non-controlling and non-interested shareholders voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 4 as a condition for his or her vote to be counted with respect to this Proposal 4.

For this purpose, “Personal Interest” is defined as: (1) a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (i) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; or (ii) a personal interest that is not a result of connections with a controlling shareholder of the Company. Please note that we consider it highly unlikely that any of our public shareholders has a personal interest in this Proposal 4. However, as required under Israeli law, the enclosed proxy requires that you specifically indicate whether you have a Personal Interest in this proposal. If you do not indicate to this effect – we will not be able to count your vote with respect to the Disinterested Majority Vote required for the approval of this Proposal 4.

The Board of Directors, with the exception of Mr. Avi Eizenman who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 5

TO APPROVE THE GRANT OF 60,000 OPTIONS TO PURCHASE ORDINARY SHARES
OF THE COMPANY TO MR. AVI EIZENMAN, ACTIVE CHAIRMAN OF THE BOARD OF
DIRECTORS OF THE COMPANY

Our Compensation Committee and Board of Directors have each recommended and approved, a grant of 60,000 Options pursuant to the Plan to Mr. Avi Eizenman, Active Chairman of the Board of Directors of the Company.

The Compensation Committee and Board of Directors have each also determined that the proposed grant of Options to Mr. Avi Eizenman is in compliance with the Compensation Policy and the Cap. The proposed grant has an exercise price equal to the average closing price of the Company's Ordinary Shares on the 30 trading days preceding the date of this Meeting, which shall be considered the “Grant Date”, where 50% will vest on the second anniversary of the Grant Date and 50% will vest on the third anniversary of the Grant Date, and which options (vested and unvested) shall expire, by their terms, upon the eighth anniversary of the Grant Date.

The Compensation Committee and Board of Directors have each concluded that the terms of the proposed grant of options are pursuant to the Plan and are in compliance with the Compensation Policy and the Cap.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve granting 60,000 Options to Mr. Avi Eizenman, Active Chairman of the Board of Directors of the Company, pursuant to the Plan, with the effective grant date and vesting terms as set forth above.”

Pursuant to the Companies Law, approval of Proposal 5 requires the affirmative vote of an Ordinary Majority.

The Board of Directors, with the exception of Mr. Avi Eizenman who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 6

TO CONSIDER AND ACT UPON A PROPOSAL TO APPROVE THE ADOPTION OF AN
APPENDIX TO THE PLAN FOR U.S. TAXPAYERS

At a meeting in October 2023, our Board of Directors approved the extension of the Company’s Share Option Plan (2013) for a further ten years. In light of the extension, the Board of Directors also approved the application of the Company’s existing appendix for US taxpayers, to the extended Plan, in the form attached hereto as Exhibit A (the “US Appendix”).

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve the US Appendix to the extended Plan.”

The approval of the US Appendix to the extended Plan requires the affirmative vote of an Ordinary Majority.

The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 7

APPOINTMENT OF KESSELMAN & KESSELMAN CERTIFIED PUBLIC
ACCOUNTANTS (Isr.), PWC ISRAEL, AS INDEPENDENT PUBLIC ACCOUNTANTS OF
THE COMPANY AND AUTHORIZATION OF AUDIT COMMITTEE TO FIX THE
COMPENSATION OF SUCH AUDITORS

Under the Israeli Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company.

Following the recommendation and approval of the Audit Committee, the Board of Directors has authorized and approved the appointment of the accounting firm of Kesselman & Kesselman Certified Public Accountants (Isr.), PwC Israel (“PwC Israel”), as the independent certified public accountants of the Company for the year ending December 31, 2024, and until the next annual general meeting of the shareholders of the Company.

The Audit Committee and Board of Directors believe that the selection of PwC Israel as the independent accountants of the Company is appropriate and in the best interest of the Company and its shareholders. Subject to the approval of this Proposal 7, the Audit Committee will be authorized to set the compensation of such auditors in accordance with the volume and nature of their services.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to appoint PwC Israel as the independent public accountants of the Company for the year ending December 31, 2024, and until the next annual general meeting of the Company's shareholders, and to authorize the Audit Committee to set their compensation in accordance with the volume and nature of their services.”

The appointment of PwC Israel as the independent public accountants of the Company for the year ending December 31, 2024, and until the next annual general meeting of the Company's shareholders and authorization of the Audit Committee to set their compensation in accordance with the volume and nature of their services, requires the affirmative vote of an Ordinary Majority.

The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolution.

REVIEWING THE COMPANY'S FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2023, AND TRANSACTING SUCH OTHER BUSINESS AS MAY
PROPERLY COME BEFORE THE MEETING

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company's Consolidated Balance Sheet as of December 31, 2023, and the Consolidated Statement of Income for the year then ended. The Company published its audited financial statements for the fiscal year ended December 31, 2023 on Form 6-K, which was filed with the Securities and Exchange Commission (the “SEC”) on March 18, 2024 and is available at their website, www.sec.gov, and also published such financial statements together with the Company's Annual Report on Form 20-F, which was filed with the SEC on April 30, 2024, and is available at their website, and you may request that a copy be mailed to you. The Company will hold a discussion with respect to the Annual Report and financial statements at the Meeting. This agenda item will not involve a vote by the shareholders.

Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment or postponement thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Proxies and all other applicable materials should be sent to the offices of the Company at 14 Atir Yeda Street, Kfar Sava 4464323, Israel (telephone number: 972-9-764-4555, facsimile number: 972-9-765-1977).

ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC's EDGAR system will be available for retrieval on the SEC's website at http://www.sec.gov. This proxy statement is also available on our website at http://www.silicom.co.il and on the SEC's website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MAY 7, 2024. YOU SHOULD NOT ASSUME THAT THE  INFORMATION  CONTAINED  IN  THIS  DOCUMENT  IS  ACCURATE  AS  OF  ANY  DATE  OTHER  THAN MAY 7, 2024,  AND  THE  MAILING  OF  THIS  DOCUMENT  TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

SILICOM LTD.

/s/ Liron Eizenman
Liron Eizenman
President and Chief Executive Officer

Kfar Sava, Israel
Date: May 7, 2024

APPENDIX – U.S. TAXPAYERS

SILICOM LTD., EXTENDED GLOBAL SHARE INCENTIVE PLAN (2013)

1.	Special Provisions for Persons who are U.S. Residents

1.1          This Appendix (the “Appendix”) to the Silicom Ltd. Extended Global Share Incentive Plan (2013) (the “Plan”) is effective as of October 26, 2023 (the “Effective Date”).

1.2          The provisions specified hereunder apply only to persons who are subject to U.S. federal income tax (any such person, a “U.S. Taxpayer”).

1.3          This Appendix applies with respect to Awards granted under the Plan. The purpose of this Appendix is to establish certain rules and limitations applicable to Awards that may be granted or issued under the Plan from time to time, in compliance with applicable tax, securities and other applicable laws currently in force.  Except as otherwise provided by this Appendix, all grants made pursuant to this Appendix shall be governed by the terms of the Plan (including, without limitation, its provisions regarding adjustments).  This Appendix is applicable only to grants made after the Effective Date.

1.4          The Plan and this Appendix shall be read together. In any case of an irreconcilable contradiction (as determined by the Administrator) between the provisions of this Appendix and the Plan, the provisions of the Plan shall govern unless expressly stated otherwise in this Appendix.

1.5           The Plan and this Appendix shall be submitted to the Company’s shareholders for approval within twelve (12) months after the Effective Date for the purposes of U.S. federal income tax qualification of the Plan and this Appendix. As of the Effective Date, the Board of Directors may grant Awards pursuant to this Appendix; provided, however, that:  (a) no Incentive Stock Option may be exercised under this Appendix prior to initial shareholder approval of the Plan and this Appendix; (b) if such approval has not been obtained at the end of said twelve-month period, all Incentive Stock Options previously granted or awarded under the Plan and this Appendix shall thereupon be canceled and become null and void; and (c) no Incentive Stock Option granted pursuant to an increase in the number of Shares approved by the Board of Directors shall be exercised prior to the time such increase has been approved by the shareholders of the Company.

2.	Definitions

Capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Plan. The following additional definitions will apply to grants made pursuant to this Appendix:

“Affiliate” means each of the following: (a) any Subsidiary; (b) any Parent; (c) any corporation, trade or business (including, without limitation, a partnership or limited liability company) that is directly or indirectly controlled 50% or more (whether by ownership of stock, assets or an equivalent ownership interest or voting interest) by the Company or one of its Subsidiaries or Parents, if any; and (d) any other entity in which the Company or any of its Affiliates has a material equity interest and that is designated as an “Affiliate” by resolution of the Administrator provided, however, that, notwithstanding any other provisions of the Plan or this Appendix to the contrary, for purposes of Non-Qualified Stock Options, if an individual who otherwise qualifies as a Service Provider provides services to such an entity and not to the Company or a Subsidiary or Parent, such entity may only be designated an Affiliate if the Company qualifies as a “service recipient,” within the meaning of Code Section 409A, with respect to such individual; provided further that such definition of “service recipient” shall be determined by (i) applying Code Section 1563(a)(1), (2) and (3), for purposes of determining a controlled group of corporations under Code Section 414(b), using the language “at least 50 percent” instead of “at least 80 percent” each place it appears in Code Section 1563(a)(1), (2) and (3), and by applying Treasury Regulations Section 1.414(c)-2, for purposes of determining trades or businesses (whether or not incorporated) that are under common control for purposes of Code Section 414(c), using the language “at least 50 percent” instead of “at least 80 percent” each place it appears in Treasury Regulations Section 1.414(c)-2, and (ii) where the use of Shares with respect to the grant of a Non-Qualified Stock Option to such an individual is based upon legitimate business criteria, by applying Code Section 1563(a)(1), (2) and (3), for purposes of determining a controlled group of corporations under Code Section 414(b), using the language “at least 20 percent” instead of “at least 80 percent” at each place it appears in Code Section 1563(a)(1), (2) and (3), and by applying Treasury Regulations Section 1.414(c)-2, for purposes of determining trades or businesses (whether or not incorporated) that are under common control for purposes of Code Section 414(c), using the language “at least 20 percent” instead of “at least 80 percent” at each place it appears in Treasury Regulations Section 1.414(c)-2.

“Code” means the Internal Revenue Code of 1986, as amended.  Any reference to any section of the Code shall also be a reference to any successor provision and any Treasury Regulation promulgated thereunder.

“Disability” means, with respect to Incentive Stock Options, a “permanent and total disability” as set forth in Section 22(e)(3) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.  Any references to any section of the Exchange Act shall also be a reference to any successor provision.

“Fair Market Value” means, for purposes of this Appendix, unless otherwise required by any applicable provision of the Code or any regulations issued thereunder, as of any date and except as provided below, the last sales price reported for the Share on such date: (a) as reported on the principal national securities exchange in the United States on which it is the traded or The Nasdaq Stock Market; or (b) if not traded on any such national securities exchange or The Nasdaq Stock Market, as quoted on an automated quotation system sponsored by the National Association of Securities Dealers, Inc. or if the Share shall not have been reported or quoted on such date, on the first day prior thereto on which the Share was reported or quoted; provided, that the Administrator may modify the definition of Fair Market Value to reflect any changes in the trading practices of any exchange on which the Share is listed or traded.  If the Share is not readily tradable on a national securities exchange, The Nasdaq Stock Market or any automated quotation system sponsored by the National Association of Securities Dealers, Inc., its Fair Market Value shall be set in good faith by the Administrator.  Notwithstanding any provision herein to the contrary, with respect to Non-Qualified Stock Options, the “Fair Market Value” of the Shares shall be determined in a manner that satisfies the applicable requirements of Code Section 409A, and with respect to Incentive Stock Options, such Fair Market Value shall be determined in a manner that satisfies the applicable requirements of Code Section 422, and subject to Code Section 422(c)(7).

“Family Member” means “family member” as defined in Rule 701 under the Securities Act or, following the filing of a Form S-8 pursuant to the Securities Act with respect to the Plan, any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the employee’s household (other than a tenant or employee), a trust in which these persons have more than 50% of the beneficial interest, a foundation in which these persons (or the employee) control the management of assets, and any other entity in which these persons (or the employee) own more than 50% of the voting interests or as otherwise defined in Rule 701 under the Securities Act or in Section A(1)(a)(5) of the general instructions of Form S-8, as applicable.

“Incentive Stock Option” means any Option awarded to an eligible Participant under the Plan and this Appendix intended to be and designated in the Award Agreement as an “incentive stock option” within the meaning of Section 422 of the Code.

“Non-Qualified Stock Option” means any Option awarded under this Plan that is not an Incentive Stock Option.

“Parent” means any parent corporation of the Company within the meaning of Section 424(e) of the Code.

“Public Trading Date” means the first date upon which the Shares are listed (or approved for listing) upon notice of issuance on any U.S. securities exchange or designated (or approved for designation) upon notice of issuance as a U.S. national market security on an interdealer quotation system.

“Section 83(b) Election” means an election by a Participant to include the Fair Market Value of a Share (less any amount paid for the Share) at the time of grant as part of the Participant’s income in accordance with Section 83(b) of the Code.  A Section 83(b) Election must be filed in writing with the Internal Revenue Service within thirty (30) days of the date of the Award, with a copy to the Company or Affiliate with whom the Participant is employed.

“Securities Act” means the Securities Act of 1933, as amended, and all rules and regulations promulgated thereunder.  Any reference to any section of the Securities Act shall also be a reference to any successor provision.

“Subsidiary” means any subsidiary corporation of the Company within the meaning of Section 424(f) of the Code.

“Ten Percent Shareholder” means a person owning stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, its Subsidiaries or its Parent.

3.	Grants of Awards.

3.1        The Administrator shall have full authority to grant Awards to Participants pursuant to the terms of this Appendix and the Plan.  All Awards shall be granted by, confirmed by, and subject to the terms of, a written agreement to be executed by the Company and the Participant.  In particular, the Administrator shall have the authority to determine whether an Option is an Incentive Stock Option or Non-Qualified Stock Option.

3.2          Termination.

(a)  If a Participant ceases to be a Service Provider other than by reason of the Participant’s Disability or death, such Holder may exercise his or her Option within such period of time as is specified in the Plan or the Award Agreement to the extent that the Option is vested on the date of termination.

(b)  If a Participant ceases to be a Service Provider as a result of the Participant’s Disability, the Participant may exercise his or her Option within such period of time as is specified in the Plan or the Award Agreement to the extent the Option is vested on the date of termination.

(c)  If a Participant dies while a Service Provider, the Option may be exercised within such period of time as is specified in the Plan or the Award Agreement.

To avoid doubt, the provisions of Section 9 of the Plan shall remain in full force and effect and apply to Awards granted pursuant to this Appendix.

4.	Shares Reserved under Appendix.

The aggregate number of Shares with respect to which Awards may be granted under this Appendix shall not exceed 250,000 (subject to any increase or decrease approved by the Board of Directors), which includes all authorized and unissued Share designated for such purpose.  In determining the number of Shares available for Awards, if Shares have been delivered or surrendered by a Participant as full or partial payment to the Company for payment of the exercise price, or for payment of withholding taxes, or if the number Shares otherwise deliverable has been reduced for payment of the exercise price or for payment of withholding taxes, the number of Shares surrendered as payment in connection with the exercise or for withholding or reduced shall again be available for purposes of  Awards under this Appendix. Notwithstanding the foregoing, the maximum number of Shares that may be issued pursuant to Incentive Stock Options is 250,000 Shares, and such reserve of Shares for grants of Incentive Stock Options shall not be increased without the approval of the shareholders of the Company as required pursuant to Section 421 et seq. of the Code.  The numbers of Shares stated in this Section 4 shall be subject to adjustment as provided in Section 10 of the Plan.

5.	Special Terms for Incentive Stock Options.

5.1          Eligibility. All Service Providers are eligible to be granted Non-Qualified Stock Options under this Appendix, and all employees of the Company, a Subsidiary or a Parent are eligible to be granted Incentive Stock Options under this Appendix, if so employed on the grant date of such Incentive Stock Option,  although it is anticipated that grants hereunder will be granted solely or primarily to U.S. Taxpayers.  Eligibility for the grant of an Option and actual participation in this Appendix and the Plan shall be determined by the Administrator in its sole discretion.  Notwithstanding anything in this Section 5.1 to the contrary, Consultants who are not natural persons that provide bona fide services to the Company, a Subsidiary or a Parent and Consultants who provide services in connection with the offer or sale of securities in a capital raising transaction or within the meaning of Rule 701 of the Securities Act shall not be eligible to be granted Awards under this Appendix.

5.2         Disqualification.  To the extent that any Option does not qualify as an Incentive Stock Option (whether because of its provisions or the time or manner of its exercise or otherwise), such Option or the portion thereof that does not qualify shall constitute a separate Non-Qualified Stock Option.

5.3          Exercise Price.  The exercise price per Share subject to an Option shall be determined by the Administrator at the time of grant of such Option; provided that the per share exercise price of an Option shall not be less than 100% of the Fair Market Value of the Share at the time of grant of such Option; and provided, further, that if an Option is granted to a Ten Percent Shareholder, the exercise price per Share shall be no less than 110% of the Fair Market Value of the Share at the time of the grant of such Option.

5.4          Option Term.  The term of each Option shall be fixed by the Administrator; provided, however, that no Option shall be exercisable more than 10 years after the date such Option is granted; and further provided that the term of an Incentive Stock Option granted to a Ten Percent Shareholder shall not exceed five years.

5.5          Incentive Stock Option Limitations.  To the extent that the aggregate Fair Market Value (determined as of the time of grant) of a Share with respect to which Incentive Stock Options are exercisable for the first time by an employee during any calendar year under this Plan and/or any other stock option plan of the Company, any Subsidiary or any Parent exceeds $100,000, such Awards shall be treated as Non-Qualified Stock Options.  In addition, if an employee  does not remain employed by the Company, any Subsidiary or any Parent at all times from the time an Incentive Stock Option is granted until three months prior to the date of exercise thereof (or such other period as required by Section 422 of the Code), such Option shall be treated as a Non-Qualified Stock Option.  Should any provision of this Appendix not be necessary in order for the Awards to qualify as Incentive Stock Options, or should any additional provisions be required, the Administrator may amend this Appendix accordingly, without the necessity of obtaining the approval of the shareholders of the Company, unless required by applicable law.

5.6          Effect of Termination.   Notwithstanding anything to the contrary in the Plan or this Appendix, and in the absence of a provision specifying otherwise in the relevant Award Agreement, then with respect to Incentive Stock Options, the following provisions must be met on order for the Award to qualify as an Incentive Stock Option under the Code:

(a)          in the event that the Participant ceases to be an employee of the Company or an Affiliate for any reason other than the Participant's death or Disability, the vested Options must be exercised within three (3) months from the effective date of  termination of the Participant’s status as a Service Provider;

(b)  in the event that the Participant ceases to be a Service Provider as a result of the Participant's death or Disability, the Option must be exercised within twelve (12) months following the Participant's date of termination for death or Disability.

To avoid doubt, the provisions of Section 11 of the Plan and Section 3.3 of this Appendix shall remain in full force and effect and apply to Awards granted as Incentive Stock Options.  The restrictions set forth above represent special additional limitations that apply to qualify as Incentive Stock Options under the provisions of the Code.  To avoid doubt, a Participant may choose to exercise Options in accordance with the terms of Section 9 of the Plan or Section 3.3 of the Appendix and the relevant Award Agreement, and not in compliance with the provisions of the Code relating to “incentive stock options”.  In that case such Option will not qualify as an Incentive Stock Option and will be treated as a Non- Qualified Stock Option.

6.	Restricted Shares; Restricted Share Units and Other Share-Based Awards.

6.1 Restricted Shares. A grant of Restricted Shares as provided for in the Plan may, but is not required to, have a purchase price which may be set at the discretion of the Administrator.  In the case of a grant of Restricted Shares for which a purchase price is required, such grant shall not be made until arrangements for payment of the purchase price have been established that are satisfactory to the Administrator.

6.2 Restricted Share Units and Other Share-Based Awards. The conditions and dates upon which restricted stock units and other equity-based and Share-based awards become vested and nonforfeitable and upon which the Shares underlying the restricted stock units and other equity-based and Share-based awards may be issued, in all cases, will be subject to compliance with Section 409A of the Code.

7.           Repurchase Provisions The Administrator in its sole discretion may provide that the Company may repurchase Shares acquired upon exercise of an Option pursuant to the Plan and this Appendix upon the occurrence of certain specified events, including, without limitation, a Participant’s termination as a Service Provider, divorce, bankruptcy or insolvency; provided, however, that any such repurchase right shall be set forth in the applicable Award Agreement or Restricted Stock purchase agreement or in another agreement referred to in such agreement.

8.	Amendment of Appendix and Individual Awards.

8.1          This Appendix shall terminate ten (10) years following the first date of its approval by the Board of Directors.  This Appendix may otherwise be amended or terminated in accordance with the terms governing the amendment or termination of the Plan; provided, however, that without the approval of the shareholders of the Company entitled to vote in accordance with applicable law, no amendment may be made that would: (i) increase the aggregate number of Shares  that may be issued under this Appendix; (ii) change the classification of individuals eligible to receive Awards under this Appendix; (iii) decrease the minimum exercise price of any Option below the amounts specified herein; (iv) extend the term of the Plan under Section 12 of the Plan or the maximum Option period under Section 5.4 of this Appendix; or (v) require shareholder approval in order for the Appendix to continue to comply with Section 422 of the Code to the extent applicable to Incentive Stock Options or require shareholder approval under the rules of any exchange or system on which the Company’s securities are listed or traded at the request of the Company.

8.2          The Administrator may, to the extent permitted by the Plan and this Appendix, amend the terms of any Option theretofore granted, prospectively or retroactively, but, subject to the Plan or as otherwise specifically provided herein, no such amendment or other action by the Administrator shall materially impair the previously accrued rights of any holder of such Option without the holder’s consent.

8.3          Notwithstanding any other provisions of the Plan or this Appendix to the contrary, (a) the Administrator may amend the Plan, this Appendix or any Award without the consent of the holder thereof if the Administrator determines that such amendment is required or advisable for the Company, the Plan, this Appendix or any Award to satisfy, comply with or meet the requirements of any law, regulation, rule or accounting standard, and (b) none of the Company, the Board or the Administrator shall take any action pursuant to Section 8 or Section 9 of this Appendix or Section 10  or Section 12.2 of the Plan, or otherwise, that would cause an Award that is otherwise exempt under Code Section 409A to become subject to Code Section 409A, or that would cause an Award that is subject to Code Section 409A to fail to satisfy the requirements of Code Section 409A.

9.	Transferability of Awards.

No Award shall be transferable by the Participant otherwise than by will or by the laws of descent and distribution, and all Options shall be exercisable, during the Participant’s lifetime, only by the Participant.  Notwithstanding the foregoing, the Committee may determine, in its sole discretion, at the time of grant or thereafter that a Non-Qualified Stock Option that is otherwise not transferable pursuant to this Section is transferable to a Family Member in whole or in part and in such circumstances, and under such conditions, as specified by the Committee.  A Non-Qualified Stock Option that is transferred to a Family Member pursuant to the preceding sentence (i) may not be subsequently transferred otherwise than by will or by the laws of descent and distribution and (ii) remains subject to the terms of the Plan, the Appendix and the applicable Award agreement.  Any shares of Common Stock acquired upon the exercise of a Non-Qualified Stock Option by a permissible transferee of a Non-Qualified Stock Option or a permissible transferee pursuant to a transfer after the exercise of the Non-Qualified Stock Option shall be subject to the terms of the Plan, the Appendix and the applicable Award Agreement.

10.	Deferred Compensation.

To the extent that the Administrator determines that any Award granted under the Plan and this Appendix is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code.  To the extent applicable, the Plan, this Appendix and the Award Agreements shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date.  Notwithstanding any provision of the Plan or this Appendix to the contrary, in the event that following the Effective Date the Administrator determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the Effective Date), the Administrator may adopt such amendments to the Plan or the Appendix and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Administrator determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance.  The Administrator may permit deferrals of compensation pursuant to the terms of a Participant’s Award Agreement, a separate plan, or an Appendix that (in each case) meets the requirements of Code Section 409A.